UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Preliminary Operating Results for the First Half of 2026

On July 23, 2026, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2026. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2026	1Q 2026	% Change Increase (Decrease) (Q to Q)	2Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	31,757,381	30,698,923	3.45	24,200,489	31.23
	Cumulative	62,456,304	—	—	43,944,457	42.13
Net operating profit	Specified Quarter	2,712,548	2,727,566	(0.55)	2,132,971	27.17
	Cumulative	5,440,114	—	—	4,425,999	22.91
Profit before income tax	Specified Quarter	2,732,758	2,631,140	3.86	2,343,141	16.63
	Cumulative	5,363,898	—	—	4,649,747	15.36
Profit for the period	Specified Quarter	2,010,508	1,916,469	4.91	1,747,580	15.05
	Cumulative	3,926,977	—	—	3,446,702	13.93
Profit attributable to shareholders of the parent company	Specified Quarter	1,992,189	1,892,401	5.27	1,738,422	14.60
	Cumulative	3,884,590	—	—	3,435,693	13.07

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2026	1Q 2026	% Change Increase (Decrease) (Q to Q)	2Q 2025	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	11,750,941	15,917,918	(26.18)	14,169,626	(17.07)
	Cumulative	27,668,859	—	—	24,981,037	10.76
Net operating profit	Specified Quarter	1,505,435	1,624,950	(7.35)	1,556,425	(3.28)
	Cumulative	3,130,385	—	—	2,945,334	6.28
Profit before income tax	Specified Quarter	1,509,062	1,517,739	(0.57)	1,537,223	(1.83)
	Cumulative	3,026,801	—	—	2,911,248	3.97
Profit for the period	Specified Quarter	1,124,017	1,100,225	2.16	1,152,065	(2.43)
	Cumulative	2,224,242	—	—	2,169,840	2.51
Profit attributable to shareholders of the parent company	Specified Quarter	1,124,363	1,101,039	2.12	1,161,173	(3.17)
	Cumulative	2,225,402	—	—	2,187,605	1.73

Note: 1)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2026	1Q 2026	% Change Increase (Q to Q)	2Q 2025	% Change Increase (Y to Y)
Operating revenue	Specified Quarter	12,277,934	8,350,937	47.02	3,216,537	281.71
	Cumulative	20,628,871	—	—	6,204,824	232.47
Net operating profit	Specified Quarter	600,609	453,114	32.55	218,043	175.45
	Cumulative	1,053,723	—	—	442,654	138.05
Profit before income tax	Specified Quarter	608,585	471,405	29.10	221,672	174.54
	Cumulative	1,079,989	—	—	460,520	134.52
Profit for the period	Specified Quarter	450,769	350,235	28.70	160,658	180.58
	Cumulative	801,004	—	—	342,361	133.96
Profit attributable to shareholders of the parent company	Specified Quarter	449,886	349,095	28.87	160,335	180.59
	Cumulative	798,982	—	—	341,597	133.90

Notes: 1)

The above figures are based on KB Securities’ consolidated financial statements, as a result of which the figures may differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the first half of fiscal year of 2026, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 23, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer